SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  Gannett Co., Inc.

NAME OF PERSON RELYING ON EXEMPTION: The News Guild-Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION:  501 Third Street, N.W., 6th Floor, Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________________________________

THE NEWSGUILD – CWA
501 3rd Street, NW, 6th floor, Washington, DC 20001
(202) 434-7177 Fax (202) 434-1472 newsguild.org

NOTICE OF EXEMPT SOLICITATION

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Vote “Withhold” for Mike Reed on Item 1 of your proxy card.

Dear Fellow Gannett Shareholders:

The NewsGuild-Communications Workers of America urges Gannett shareholders to vote against Chairman Mike Reed for director by withholding their vote for Mr. Reed on Item 1 of the proxy card.

Mr. Reed has failed shareholders. Between the merger of GateHouse Media and Gannett Media on November 19, 2019, and May 10, 2023, the Gannett share price fell 70%. For the same period, the S&P 500 rose 33% and the share prices at other public news companies performed much better: News Corporation gained 32%, The New York Times Company increased 17%, and Lee Enterprises lost 32%.

Mr. Reed has dangerously mortgaged the future of our company by assuming debt with high interest rates and quarterly payments that are extracted from stakeholders. He has reduced local content by relying on wire service and regional stories, cut newsroom staff, and maintained a compensation policy that is forcing many of our journalists to seek work elsewhere. As a result, our communities are not being served and our employees are demoralized. Therefore, we believe it is time for a change in leadership: a clear vote of no-con dence in a guy who has weakened our company, forsaken the towns and cities where we have outlets, and impoverished shareholders. Mike Reed “is failing in plain sight” as columnist Mike McCrory stated in the Boston Globe on April 13, 2023 (https:// bit.ly/3NFottM)

The NewsGuild-CWA is a major stakeholder of our company. The CWA General Fund owns 1,590 shares of Gannett. NewsGuild-CWA members and staff own Gannett shares. CWA members hold Gannett shares directly and indirectly through public pension funds. Gannett employees have organized into over 50 NewsGuild-CWA bargaining units, representing more than 1,000 employees.

The Decline of a Storied Brand

The merger of GateHouse Media and Gannett Media in November 2019 has been an unmitigated disaster. The NewsGuild-CWA criticized the merger at the time as likely to impose a massive debt burden on the company that would be addressed only by very negative actions:

Martha Waggoner	Jon Schleuss	Marian Needham
Chairperson	President	Executive Vice President

CWA|SCA Canada President: Martin O’Hanlon

Vice Presidents: Diane Mastrull, Dan Gabor, Kevin Flowers, Michael Cabanatuan, Bill Baker, Jeff Gordon

The high debt load will exert downward pressure on wages and employment. Consolidation may accelerate news deserts. And Gannett shareholders are likely to lose money. (https:// bit.ly/3VnODmG).

Mr. Reed responded to our concerns by labelling The NewsGuild-CWA as a “big problem” (The New York Times, November 19, 2019): “until we can get them to sit at a table and have a real discussion about where the world is today, there’s going to be ine ciencies.” The NewsGuild-CWA did not understaffnd the business, Mr. Reed pontificated (https:// bit.ly/3nMF2Qi).  Mr. Reed’s criticism of Gannett’s owner workers was sadly wrong – jobs have been cut, wages are stagnating, news deserts in Gannett locations are developing, and shareholders have been let down.

Observers now view our company with a combination of sadness and concern for the consequences for all stakeholders. The article, “What We Lost When Gannett Came to Town” (Atlantic, October 5, 2021) is emblematic of that combination. Elaine Godfrey writes that most of the articles in the Burlington-Iowa-based Hawk Eye – the paper that touts itself as the oldest paper in Iowa – are no longer local but instead are regional or from wire services. GateHouse bought the paper in 2016 and cut jobs to such an extent that 100 employees were reduced to 12 in 2021, and its building was put on the market in 2020 (https:// bit.ly/3ARXqUs).

This is a story that is replicated countless times across the country in Gannett’s papers. On March 27, 2023, Los Angeles Times reporter James Rainey wrote about The Californian, a daily newspaper in Salinas, which was unable to cover the floods in January that were displacing crops and farmworkers because it had no reporters. It also could not cover a contested mayoral election in November 2022 or the staffing shortages in the police department. Likewise, it missed the death of a man run over by a train in early March as well as a court order against a labor contractor to pay back wages and penalties to farmworkers. The paper only carries regional stories (https:// bit.ly/44jGWIJ).

In February 2022, the media scholar Dan Kennedy wrote that Gannett was replacing local news with regional news at 6 weeklies in Massachusetts. As Kennedy opined: “I want to know what’s going on at City Hall, and if my local Gannett weekly isn’t going to tell me, I’m stuck” (https:// bit.ly/421Ta0L).  In January 2023, Kennedy wrote that “Gannett continues to walk away from its weekly newspapers” in the Columbus, Ohio, area (https:// bit.ly/3LigMqQ).

On March 10, 2023, the independent Austin Chronicle found that the newsroom of its bigger rival, the Austin American-Statesman, had lost staff because Gannett refused to pay a competitive wage and the remaining workers were suering burnout. It concluded that: “the capital of Texas is increasingly covered by what you might call a ghost daily – a newspaper that isn’t sufficiently staffed to watchdog the various systems of power in a community” (https:// bit.ly/44njqEh).

Axios found on December 8, 2022, that Gannett had cut the staff of the St. Cloud (Minnesota) Times down to three (from 36 in 2014). The paper, according to Professor Dale Zacher from St. Cloud University was a “ghost newspaper, ... a shell of its former self. It is still publishing, but it is not doing anywhere near what it used to.” This is in a city of 200,000 people with no local television. Gannett’s spokesperson responded in tone-deaf fashion: "While incredibly difficult, implementing these efficiencies and responding decisively to the ongoing macroeconomic volatility will continue to propel Gannett's future” (https:// bit.ly/3nhXD0n).  The next month, Axios reported, the last reporter leL the St. Cloud Times.

Columnist Brian McCrory refleected on Mr. Reed in the Boston Globe, March 26, 2023) 40 months after the merger: “He looks across the vast carnage of his work and sees a lot of unemployed journalists who are to blame” (https:// bit.ly/3p55IFW).  Gannett needs the eyes, ears, and skills of its newsroom to provide information to its communities. It does not need Mr. Reed.

False Promise of Better Days

While the merger was a mistake for virtually all stakeholders – save some highly paid corporate executives – it is the situation we now need to face. But we need to face that situation with a realism that Mr. Reed lacks.

“We're entering 2023 with a great deal of optimism,” Mike Reed told investors on the company’s 4th quarter 2022 earnings call. This statement reinforced his words during the 3rd quarter earnings call: “our future is bright and our share price will recover as we continue to execute.” Corporate leaders need to project optimism about the future, but Gannett goes overboard. This is the leader who in 2019 projected cuts of only 8% at the time of the merger. (New York Times, November 19, 2019).

The NewsGuild-CWA has compared the performance of Gannett to three other publicly-traded news companies – Lee Enterprises, The New York Times Company, and News Corporation (owner of The Wall Street Journal, among other assets). Comparisons do not re ect favorably on Gannett and projections from current growth rates suggest wild miscalculation on the part of Mr. Reed.

We examined quarterly metrics from the quarter ending June 2020 (calendar quarter 2 or 2CQ) to the quarter ending December 2022 (calendar quarter 4 or 4CQ), a total of 11 quarters. (We chose that starting quarter because it included the results of Lee’s acquisition of BH Media.) From 2CQ2020 to 4CQ2022, quarterly revenues fell 4.7% for Gannett but grew 1.4% for Lee, and they were up 31.1% for News Corporation and up 65.3% for The New York Times Company.

Reed expends considerable energy in touting the company’s transition to digital. Here again Mr. Reed’s optimism is not entirely backed up by the data. Between 2CQ2020 and 4CQ2022, Lee boosted digital-only subscribers by 154% compared to Gannett’s 119%, which admittedly out-performed digital growth at The New York Times (81%) and The Wall Street Journal (41%). (It should be noted that both The New York Times and The Wall Street Journal started the transition to digital much earlier than Gannett or Lee, and the Times has a towering lead in digital-only subscriptions.) Unfortunately, the revenue derived from digital circulation is weak at Gannett: the average quarterly revenue per digital-only subscriber for 4CQ2022 was $17.48 for Gannett but $21.86 for Lee and $26.24 for The New York Times. (Digital circulation data for The Wall Street Journal is not available.) To put it succinctly, Lee is growing its digital footprint faster than Gannett and is earning more per digital subscriber.

Gannett does not have a road map for replacing its print revenues because it is not earning as much as other news companies on its digital subscriptions. Moreover, that $17 quarterly revenue per digital subscription has been at for the last seven quarters. Meanwhile, the average quarterly revenue per print subscriber for 4Q2022 was $61.44. To the extent that digital is replacing print, overall circulation revenue for Gannett Media will decline.

Moreover, Gannett is still very dependent on the print revenue from subscribers the company wants to convert to digital. In 4CQ2022, Gannett had circulation revenues of $256.7 million while its digital-only circulation revenues were $35.5 million Hence 86% of current circulation revenues are dependent on print.

By using growth rates over the previous five quarters, The NewsGuild-CWA has modeled changes for digital circulation, print circulation, digital advertising, and print advertising. Then we projected out inflection points: when digital circulation would exceed print circulation, when digital advertising would exceed print advertising, when overall digital revenues would exceed overall print revenues, and finally when revenues would return to current levels in real terms.

We found that at current growth rates for digital and decline rates for print, digital circulation revenues will not exceed print circulation revenues until 3Q2026. Digital advertising will not exceed print advertising until 2Q2045. Digital revenues will not exceed print revenues until 4Q2026. Total revenue will not return to 3Q2022 levels in real terms until 1Q2031. Not much room for optimism under the current leadership.

“Journalism is more important now than ever before” – Really?

Mike Reed wrote in the Annual Report 2022 (released April 26, 2023), “We believe journalism is more important now than ever before, and we are committed to doing our part to ensure that it remains a vibrant and vital part of our society” (https:// bit.ly/44trt2B).   Two months earlier, the company proclaimed: “We believe our employees are our greatest assets and the foundation of our business is the people and employees who make our day-to-day operations possible” (https:// bit.ly/42nWnro).

Aside from its Orwellian veneer, that genuflection to journalism does not square with the job cuts imposed on the company. Six weeks after the merger, December 31, 2019, Gannett reported having 21,255 employees in the U.S. By December 31, 2022, the number fell to 11,200 employees. In three years, Gannett has cut 47% of its employees. If we start with the year preceding the merger, it is even worse. The total employee count for GateHouse Media and Gannett Media on December 31, 2018, was 24,338. In four years, the new Gannett cut 54% of its workforce.

The NewsGuild-CWA has witnessed these cuts rst-hand. Several Guild activists examined shrinking headcounts in their newsrooms for April 2013, April 2018, and April 2023. The percentage cut ranges from 36% to 91% over 10 years:

  Arizona Republic:200 in 2013 to 140 in 2018 to 89 in 2023.
  Austin (Texas) American-Statesman: 200 in 2013 to 110 in 2018 to 41 in 2023.
  Milwaukee Sentinel:129 in 2013 to 104 in 2018 to 83 in 2023.
  Sarasota (Florida) Herald Tribune: 100 in 2013 to 30 in 2018 and 18 in 2023.
  Indianapolis Star: 98 in 2013 to 56 in 2018 to 43 in 2023.
  The Journal News (Lower Hudson Valley, New York):73 in 2013 to 40 in 2018 to 25 in 2023.

  South Bend (Indiana) Tribune: 55 in 2013 to 45 in 2018 to14 in 2023.
  The Lakeland (Florida) Ledger: 49 in 2013 to 24 in 2018 to 8 in 2023.
  The Record-Courier (Kent, Ohio): 43 in 2013 to 29 in 2018 to 4 in 2023.
  The Utica Observer-Dispatch:30 in 2013 to 20 in 2018 to 4 in 2023.
  For different time periods, The Providence Journal: 115 in 2014,34 in 2019, and 25 in 2023.
  The Democrat and Chronicle (Rochester, NewYork): 86 in 2011 to 48 in 2016 to 19 in 2022.
  The Florida Times-Union (Jacksonville): 90 in 2016, 62 in 2018, and 22 in April 2023.

The media scholar Joshua Benton reports that newsroom employment at the Register-Guard in Eugene, Oregon, fell from 40 in 2018 at the time it was sold to GateHouse to 7 employees currently (https:// bit.ly/3A&tO8d).

The media scholar Penny Abernathy defines ghost newspapers as those publications with “newsrooms [that] are either nonexistent or lack the resources to adequately cover their communities” (https:// bit.ly/40X0CsI).  Through its drastic cutbacks, Gannett has created several ghost newspapers with no or minimal newsroom employees. NewsGuild-CWA members in Ohio report that three dailies – the Ashland Times-Gazette, the Alliance Review, and the Port Clinton News Herald – are unstaffed. Rainey reported that the weekly Mt. Shasta News in northern California no longer has full-time reporters. Ditto for the Cambridge (Massachusetts) Chronicle. The St. Augustine (Florida) Record has one reporter, a “sports storyteller.” The Daily Jeffersonian in Cambridge, Ohio, has a sportswriter and an editor.

Sometimes Gannett takes the more extreme path of shu«ng newspapers and zeroing out employees altogether. In February 2023, it closed six weekly papers in the Akron, Ohio, area (https:// bit.ly/44oeorn).  It shut four weeklies in Northern Kentucky in May 2022 (https:// bit.ly/3LwUthm).  It closed 19 weeklies in Massachusetts, Dan Kennedy reported, and merged another nine weeklies into four in 2022 (https://  bit.ly/3NFI3Gv).

Gannett’s compensation policy forces newsroom talent out of the company. The company has depressed wages and refuses to bring newsroom salaries in line with other public service jobs, such as nurses, teachers, and firefighters. Several NewsGuild-CWA members are housing insecure. One NewsGuild member was told by her doctor to get a new job so she could aord better nutrition (https:// bit.ly/42lSwLM).   The same employee was rejected for a used car loan but does qualify for rental assistance, despite her 13 years at Gannett (https:// bit.ly/41oi21J).  The company has demanded unpaid furloughs and cut contributions to the 401(k) plans. The NewsGuild at the Arizona Republic notes that since October 2019, 80 bargaining unit members have left, and 54 of them were women/BIPOC/LGBTQ+. The Indianapolis Star unit reports that 20 journalists have leL the newsroom since 2021 for better paying jobs.

If Gannett employees are “our greatest assets,” why is the company treating them so poorly?

Disrespecting our Communities

Stffing cuts translate directly into a reduction in local news stories.

NewGuild-CWA members examined their local paper on three dates – the last Wednesday in April 2013, April 2018, and April 2023 – and counted the shrinking number of local stories versus stories from Gannett’s regional hubs or from regional and national wire services. While these are only snapshots of local content in these papers, they are illustrative of the loss of local content.

  The Austin American-Statesman: 37 stories in April 2013 to 30 in April 2018 to 9 in April 2023.
  The Sarasota Herald-Tribune: 35 in April 2013, 23 in April 2018, and 9 in April 2023.
  The Florida Times-Union: 41 in April 2013, 31 in April 2018, and 10 in April 2023.
  The Democrat and Chronicle: 20 in April 2013, 15 in April 2018, and 3 in April 2023.
  The Journal News: 55 in April 2013, 18 in April 2018, and 7 in April 2023.
  The South Bend Tribune: 20 in April 2013, 13 in April 2018, and 7 in April 2023.
  The Asbury Park Press: 36 in April 2013, 21 in April 2018, and 7 in April 2023.
  The Lakeland Ledger: 37 in April 2013, 24 in April 2018, and 2 in April 2023.
  The (Bergen) Record:11 in April 2013, 9 in April 2018, and 4 in April 2023.
  The Palm Beach Post; 29 in April 2013, 21 in April 2018, and 12 in April 2023.

The percentage reduction of local news stories in these newspapers ranges from 59% to 95%.

The reduction in newsroom employees means that editors need to make choices about stories to cover. Inevitably, it means that certain subjects are no longer covered. The Democrat and Chronicle cut its entire business section except real estate. Aside from food reporting, small business is rarely covered. At the Record Courier, Kent State University sports are no longer covered. At the Sarasota Herald-Tribune, Charlotte County, city government, and the environment no longer have dedicated reporters who know the terrain. At the South Bend Tribune, there is very little coverage now of Notre Dame sports, except football and basketball, nor is there coverage of most high school sports. Meanwhile, the neighboring town of Mishawaka (pop. 51,000) gets no county or town news coverage. Despite Jacksonville having three naval bases – accounting for 97,000 jobs and $12 billion of gross regional product (https:// bit.ly/3peXc7p) – the Florida Times-Union no longer has a dedicated military beat.

With insufficient staff, the employees that remain take on multiple beats or stories do not get covered. The last staffer of the Ashland Times-Gazette was a photographer who also covered the city council. At the Lakeland Ledger, the business reporter now also covers education while the politics reporter also covers the environment, colleges, LGBT issues, and abortion. At the Austin American-Statesman, 5 reporters’ beats – 2 City Hall, 1 Travis/Hays County, 1 transportation, and 1 public safety – have been put on the shoulders of one reporter. Likewise, the paper used to have 5 breaking news reporters but now uses only 1 reporter along with the assistance of interns.

We know what happens to communities when the light from news outlets dims. Political extremism can surge, corruption has fewer watchdogs, high school sports have fewer chroniclers, corporate misconduct has fewer witnesses, and municipal borrowing costs can rise. From a shareholder perspective, these cuts to local news reporters and local news don’t just weaken civil society, they diminish the future of that company in the community. As Joshua Benton wrote, “no company has done more to shrink local journalism than [Gannett] has in recent years” (https:// bit.ly/3VLvviX).

This Disdain for Journalism Aggravates Risk Factors

Headline risk. Gannett is becoming the new news industry vulture, the Alden Global Capital of 2023. It buys, cuts, and hollows out newsrooms. Virtually every story now about our company references the cutbacks and what it has done to the communities where it is present.

Business risk. The company runs two types of business risks – revenue and human capital. First, the scarcity of local stories will turn o subscribers, making them more likely to terminate their subscriptions. Gannett journalists frequently receive calls from the public, especially from older members of the public, complaining about how little local content is found in their paper.

Second, the company is also facing a human-capital risk. Not only is Gannett cuttng jobs, but it is also underpaying its current employees. In most of its communities, our company pays its newsroom employees less than similarly qualified public-service employees, like nurses and teachers, who also have college degrees and serve the public. Newsroom employees who have the deep connections to their communities are leaving for higher pay to provide for their families. For example, since winning recognition in October 2019 at the Arizona Republic, 80 bargaining unit members have left, 54 of them were women, BIPOC or LGBTQ+.

Legal risk. Staff shortages prevent proper ve«ng. A recent incident involving a NewsGuild-CWA member illustrates the dangers that cutbacks pose for the company.

Investigative reporter Antigone Barton at the Palm Beach Post wrote an article on December 17, 2022, on the science of burning sugar cane in elds. She cited researchers at Florida State University who tracked exposure to cane smoke and ne particle illnesses from 2008 to 2018: the smoke increased death rates by a non-trivial amount in the surrounding areas. The 2,200-word article cited research studies in other countries that were consistent with the FSU findings (https:// bit.ly/3nLQ1TX).

On January 29, 2023, the Gannett-owned Pensacola News Journal published a guest column highly critical of Barton’s article under the title “Fraudulent Warning Label Lacks Scienti c Evidence.”. Unfortunately, the guest column was replete with factual inaccuracies. It claimed the article was published throughout the USA Today network; it was not. It claimed the FSU report was backed by activists and lacked data; it was written by scientists and was replete with data. It conflated the sugar cane burning the Palm Beach Post had covered over the last 20 years with the state wildfire control program. The guest column was first submitted to the Palm Beach Post but was rejected because of its false assertions. Ms. Barton recommended the Pensacola News Journal publish a correction; it did not. Only when she suggested that the paper and the company were courting legal liability – the author had defamed Ms. Barton as “fraudulent” – was the paper taken down from the online website and de-linked from Google, 27 days afte it appeared. (It is still available through Lexis Nexis.) The company issued a correction in the print version only. In an email, the News Journal editor described her decision to publish a column rebu«ng an article she had neither read nor run and that attacked a network journalist by name, as a “rushed edit.”

Imagine if that “rushed edit” involved a company, say Dominion Voting Systems, with deep pockets. The First Amendment might not protect our company from liability.

What is to be Done?

Gannett needs to re-populate newsrooms, provide more local content, and provide the information its communities deserve.

With its current debt burden, Gannett can pursue multiple options. First, it should try to re-negotiate the debt to extend out the payback period and lower annual payments. Second, it should stop the practice of using asset sales to overpay that debt. Funds from asset sales should be re-directed to newsrooms that will allow the company to grow. Both actions would free up more cash for newsrooms.

Executive pay needs moderation. In 2021, Mr. Reed made $7.7 million, according to the proxy statement. In 2022, he made $3.4 million. Still, the ratio of pay to median salary at the company in 2022 was 66:1, down from 160:1 in 2021, according to the proxy statement. Given the awed priorities of our company and the need to grow local news, we recommend a CEO-to-median salary ratio of 20:1. If Mr. Reed’s compensation is capped at that level, it will eventually lower salaries throughout the executive ranks. Current contracts with Mr. Reed and Douglas Horne, our CFO, need to be respected, but no future employment contracts should be made that breaches that ceiling. And both Mr. Reed and Mr. Horne, if they choose to remain with the company, should be encouraged to renegotiate their contracts to comply with the new company policy. All cash from these executive savings should be re-directed towards the producers of news – the reporters, editors, and newsroom support staff.

The company also needs to be transparent about its staffing. Each news outlet website should have a list of newsroom staff. If there are no staff members, then the directory should state that in the name of transparency. Our audience should know what it is buying.

Our company will only survive if its brands reconnect to their communities. Our recommendations will move us in that direction.

To undertake this change in direction, we need new leadership at the top.

Please vote “withhold Mike Reed” on Item 1 of your proxy card.

For further information, please contact Tony Daley (tdaley@cwa-union.org).

Jon Schleuss

President, The NewsGuild-Communications Workers of America

THIS IS NOT A SOLICITATION OF YOUR PROXY. Please do not return your proxy to us, as it will not be accepted.